UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 2023

Commission File Number: 001-35158

PHOENIX NEW MEDIA LIMITED

Sinolight Plaza, Floor 16

No. 4 Qiyang Road

Wangjing, Chaoyang District, Beijing, 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TABLE OF CONTENTS

Exhibit 99.1 — Press release: Phoenix New Media to Hold 2023 Annual General Meeting on November 17, 2023

Exhibit 99.2 — Notice of Annual General Meeting

Exhibit 99.3 — Proxy Statement for Annual General Meeting

Exhibit 99.4 — Form of Proxy for Annual General Meeting

Exhibit 99.5 — Voting Card for American Depositary Receipts

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOENIX NEW MEDIA LIMITED

	By:	/s/ Edward Lu
	Name:	Edward Lu
	Title:	Chief Financial Officer

Date: October 17, 2023